Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31,
(Thousands of Dollars)	2024	2023

INCOME
Operating Revenues:
Utility Revenues	$723,310	$832,081
Exploration and Production and Other Revenues	955,919	935,500
Pipeline and Storage and Gathering Revenues	289,702	272,693
	1,968,931	2,040,274

Operating Expenses:
Purchased Gas	158,847	322,950
Operation and Maintenance:
Utility	219,932	208,592
Exploration and Production and Other	140,023	132,222
Pipeline and Storage and Gathering	161,297	150,949
Property, Franchise and Other Taxes	88,491	88,910
Depreciation, Depletion and Amortization	450,606	428,763
Impairment of Assets	660,930	—
	1,880,126	1,332,386

Operating Income	88,805	707,888

Other Income (Expense):
Other Income (Deductions)	20,214	15,552
Interest Expense on Long-Term Debt	(127,698)	(110,806)
Other Interest Expense	(14,005)	(22,369)

Income (Loss) Before Income Taxes	(32,684)	590,265

Income Tax Expense (Benefit)	(22,163)	150,068

Net Income (Loss) Available for Common Stock	$(10,521)	$440,197

Earnings (Loss) Per Common Share:
Basic:
Net Income (Loss) Available for Common Stock	$(0.11)	$4.79

Diluted:
Net Income (Loss) Available for Common Stock	$(0.11)	$4.77

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	91,506,423	91,832,178

Used in Diluted Calculation	91,506,423	92,308,466